Mr. John P. Nolan
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

22 December 2008

Re:      The Governor and Company of the Bank of Ireland

    Form 20-F for Fiscal Year Ended March 31, 2008

    Filed July 8, 2008

    File Number 001-14452

Dear Mr. Nolan,

Thank you for your letter dated December 9, 2008 setting forth comments relating to the Annual Report on Form 20-F for the fiscal year ended March 31, 2008 of The Governor and Company of the Bank of Ireland.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the comment letter in bold italicized text, and have provided our response immediately following the comment.

Movements in the Allowance for Loan Losses

We note that your loan portfolio is mostly comprised of loans in Ireland (57%) and the UK (42%) as of March 31, 2008. However, the allowance for loan losses attributed to Ireland (64 basis points) and the UK (15 basis points) as presented on page 65 are significantly different despite similar loan compositions. Please explain the reasons for the difference between the allocation of the allowance between these two geographic locations (i.e. economic factors, regulatory considerations, origination policies, underlying collateral, credit review policies, etc.). As a related matter, please also explain the reasons for the significant difference in the coverage ratios between these two countries as well and any other information you deem necessary to provide for a complete understanding .

Historically, the allowances for loan losses (known as ‘impairment losses’) attributed to Ireland and those attributed to the UK have been significantly different, with a greater proportion of our impairment losses attributable to loans and advances to customers in Ireland.

The larger impairment losses attributed to Ireland for the fiscal year ended March 31, 2008 were due primarily to the following key factors:

•

60% of the loan book in the UK comprised of residential mortgage lending compared to only 34% in Ireland. Loan impairment losses on residential mortgages were negligible in both Ireland and the UK for the fiscal year ended March 31, 2008.

•

Other Personal lending accounted for 5% of the UK loan book and 8% of the loan book in Ireland. This category of lending generated impairment provisions as a percentage of total loans of 73bps in the UK and 206bps in Ireland. The higher quantum of unsecured personal lending in Ireland than the UK is the reason for the significantly larger loan losses in Ireland. Increased loan impairment losses in this sector reflected the more challenging economic and interest rate environment for personal lending.

•	Construction and Property lending represented 26% of the loan books in both Ireland and the UK.

•

Impairment provisions in Ireland included provisions of €46m in respect of our exposure to Structured Investment Vehicles (SIVs) of €81m as a result of the dislocation and liquidity challenges in global financial markets.

As a related matter, please also explain the reasons for the significant difference in the coverage ratios between these two countries as well and any other information you deem necessary to provide for a complete understanding.

Balance Sheet impairment provisions as a percentage of impaired loans were 64% in Ireland and 33% in the UK for the fiscal year ended March 31, 2008. The difference in coverage ratios was attributable to a different mix of impaired loans. A majority of UK impaired loans related to secured property / residential mortgage lending which has greater collateral cover, increasing expected realisations and lowering the requirement for impairment coverage ratios.

We note disclosures in your Forms 6-K filed September 17, 2008 and November 13, 2008 (which refers to your interim financial statements for September 30, 2008) which state that you expect impairment charges to significantly increase as compared to prior periods. Please provide expanded disclosure more fully discussing the expected reasons for these increases (i.e. continued slowing economic environment, etc.) along with any concentrations within your loan portfolio (i.e. residential mortgages, construction and property mortgages, commercial, etc.) which may require increases to your impairment provisions.

Impairment losses / charges are expected to significantly increase in comparison to prior periods as a consequence of the increasing severity of the general economic slowdown in Ireland and UK which we expect to see continue for at least the next 12 months, weaker consumer sentiment, and a further decline in the property and construction sectors both in Ireland and UK and the related property asset re-pricing.

As at September 30, 2008, 44% of the Group loan book comprised residential mortgages while 26% of the Group loan book was to the Construction and Property sectors.

•

44% of the Group loan book comprised of Residential mortgages, 19% in Ireland and 25% in the UK. While the slowing economic environment and rising unemployment is likely to result in increasing arrears and loan impairment losses, in an overall Group context these increases did not have a material impact on our impairment provisions at September 30, 2008.

•

26% of the Group loan book comprised exposure to Construction and Property lending, which was geographically split: 12% Ireland, 13% UK and 1% Rest of World. The quality of these books is likely to continue to be impacted by the decline in economic activity, reduced liquidity and the consequent valuation impacts, resulting in our expectation for a higher level of impairment.

The remainder of the book was spread across a broad range of sectors, industries and geographies.

We have not yet finalised the disclosures to be included in our Form 20-F for the fiscal year ending March 31, 2009. In finalising these disclosures, we will be taking account of the performance of our business over the remainder of the fiscal year, market guidelines and practice in relation to financial disclosures and your comments. We have already enhanced the level of disclosure that we made to the market in our recent Interim Statement for the six month period to September 30, 2008 and which we expect should go a significant way towards addressing your comments. In particular, please refer to pages 10 to 14 and page 28 for examples of the enhanced disclosure provided. We will look to ensure that at least this level of disclosure is maintained in our Annual Report for the fiscal year ending March 31, 2009. We will also, to the extent applicable at the time we file our Form 20-F, expand our disclosures in the Form 20-F with respect to our expectations for the 2009/10 year to reflect the disclosure in the proceeding paragraphs.

Bank of Ireland also acknowledges that:

•	the Bank is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Bank may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, should you require any further information or clarification, please contact Liam McLoughlin, Director of Group Finance (telephone +353 1 6044027, email liam.mcloughlin@boimail.com) to address those requirements. . We would be pleased to discuss any further comments or requests for information that you have.

Yours sincerely

______________________

Brian Goggin
Group Chief Executive

cc John Spitz, Division of Corporation Finance